UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of September
Commission File Number: 001-31253
Pengrowth Energy Trust
(Translation of registrant’s name into English)
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE
          This Amendment No. 1 to the Form 6-K furnished by the registrant on November 30, 2006 is being filed for the purpose of amending and restating in its entirety an incorrect version of the Material Change Report of Pengrowth Energy Trust dated November 29, 2006 included as Item #6 in the original filing. The correct version Material Change Report of Pengrowth Energy Trust dated November 29, 2006 in included herein.
          Other than expressly discussed above, this amendment does not, and does not purport to update or restate the information in any item of the original filing or reflect any events that have occurred after the original filing was filed. The filing of this amendment shall not be deemed an admission that the original filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.
DOCUMENTS FURNISHED HEREUNDER:
1.	Material Change Report of Pengrowth Energy Trust dated November 29, 2006

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
Date: November 29, 2006	By:	/s/ Christopher Webster
		Name:	Christopher Webster
		Title:	Chief Financial Officer

FORM 51-102F3
MATERIAL CHANGE REPORT
The short form base shelf prospectus of Pengrowth Energy Trust dated September 15, 2006, is amended and supplemented by the contents of this material change report.
1. Name and Address of Company:
Pengrowth Energy Trust
2900, 240 – 4th Avenue S.W.
Calgary, AB T2P 4H4
2. Date of Material Change:
November 29, 2006
3. News Release:
News releases setting out information relating to the material change described herein were disseminated through Canada NewsWire and filed on SEDAR on November 29, 2006.
4. Summary of Material Change:
Pengrowth Corporation, administrator of Pengrowth Energy Trust, (collectively, “Pengrowth”) announced on November 29, 2006 that it has entered into a definitive agreement to acquire certain assets from ConocoPhillips Canada (collectively, the “CP Assets”) for a total purchase price of $1.0375 billion prior to adjustments (the “ConocoPhillips Acquisition”). The ConocoPhillips Acquisition is expected to close January 18, 2007, with an adjustment date of November 1, 2006, and is subject to customary conditions and regulatory approvals. Pengrowth will fund the ConocoPhillips Acquisition through a concurrently announced equity financing and through a bridge credit facility.
5. Full Description of Material Change:
Pengrowth announced on November 29, 2006 that it has entered into a definitive agreement to acquire the CP Assets for a total purchase price of $1.0375 billion prior to adjustments. The ConocoPhillips Acquisition is expected to close on January 18, 2007, with an adjustment date of November 1, 2006, and is subject to customary conditions and regulatory approvals. Pengrowth will fund the ConocoPhillips Acquisition through a concurrently announced equity financing and through a bridge credit facility.
Words and abbreviations not otherwise defined herein shall have the meanings ascribed thereto in Schedule “H” to this material change report.
Background
     Pengrowth advanced a non-binding expression of interest dated September 26, 2006 for the CP Assets offered by Tristone Capital Inc. through a selective auction process. Negotiations ensued between Burlington Resources Canada Ltd. (“Burlington”) and Pengrowth on the terms of a share purchase and sale agreement to be entered into among the Corporation, 1275708 Alberta Ltd. (“Pengrowth Subsidiary”), a wholly owned subsidiary of the Corporation, and Burlington relating to the CP Assets (the “Share Purchase Agreement”). Pending receipt of financial information concerning the CP Assets as required by applicable Canadian securities laws and the resolution of outstanding issues under the Share Purchase Agreement, Pengrowth and Burlington entered into an exclusivity agreement on October 27, 2006 (the “Exclusivity Agreement”) whereby Pengrowth paid an exclusivity fee of $30 million to Burlington in order to negotiate exclusively with Burlington. The Exclusivity Agreement was extended several times following the announcement of the October 31 Proposals in order to permit the parties to negotiate appropriate terms to the Share Purchase Agreement. The final Share Purchase Agreement was agreed to and executed on November 28, 2006, at which time Pengrowth paid a deposit of $73.75 million to Burlington, which, together with the exclusivity fee, will be applied against payment of the purchase price at closing of the ConocoPhillips Acquisition.
     The Share Purchase Agreement contemplates that Pengrowth Subsidiary will purchase all of the shares of 1265702 Alberta ULC, 1265704 Alberta ULC, 1265706 Alberta ULC and 1265707 Alberta ULC (collectively, the “CP Subsidiaries”) from Burlington for a purchase price of $1.0375 billion (the “ConocoPhillips Acquisition”), subject to adjustment in respect of working capital, net revenue from the adjustment date of November 1, 2006 to the closing date, and interest on the purchase price from November 1, 2006 to the closing date. Closing of the acquisition is anticipated to occur on January 18, 2007. Upon closing, Pengrowth will assume various liabilities including abandonment liability for the CP Assets, the present value of which is estimated to be $95 million, assuming a discount rate of 8%. These liabilities were considered by Pengrowth in the negotiation of the purchase price.
Summary of CP Assets
     The CP Assets include oil and natural gas producing properties in the Lethbridge, Southeast Alberta, Fenn Big Valley, Harmattan, West Central Alberta and Red Earth areas of Alberta and the Freefight area of Saskatchewan encompassing approximately 520,000 gross acres (343,000 net) of developed lands. When completed, the ConocoPhillips Acquisition will increase our total proved reserves by 51.4 mmboe and total proved plus probable reserves by approximately 65.8 mmboe (on a company interest before royalties basis using constant pricing) and before the divestiture of properties pursuant to our asset rationalization program. When acquired by the Pengrowth Subsidiary, the CP Subsidiaries will own and control Canadian oil and natural gas properties and undeveloped land which currently produce approximately 21,625 boepd, (before royalties), comprised of 42% crude oil, 52% natural gas and 6% NGLs (the “CP Assets”). When completed, the ConocoPhillips Acquisition is expected to increase Pengrowth’s overall current production by approximately 27% to approximately 100,000 boepd (before royalties and before the expected divestiture of certain properties pursuant to Pengrowth’s asset rationalization program). The following is a summary description of the CP Assets:
Lethbridge
•	current production of 9.8 mmcfpd of gas

•	high working interest operated production (87% average working interest)

•	multi-zone shallow gas with large land position (180,000 net acres)

•	development and down spacing opportunities
Southeast Alberta
•	current production of 4,302 bpd of heavy to medium oil, 19.2 mmcfpd of gas and 26 bpd of NGLs

•	large pool infill drilling optimization potential for Glauconitic and Sunburst oil

•	infill drilling potential for shallow gas

•	lifting costs of $10.79 per boe and 161,000 acres of net land

•	47% average working interest
Fenn Big Valley
•	current production of 2,639 boepd (primarily light Nisku oil)

•	stacked multi-zone area: Leduc, Nisku, Mannville, Viking, Belly River and Edmonton

•	opportunities to exploit Nisku and Leduc as well as Edmonton and Mannville CBM

•	67% average working interest
Harmattan
•	current production of 4,668 boepd, 62% natural gas (primarily from the Elkton)

•	includes non-operated interest in two units (Harmattan Elkton Unit No. 1 and East Unit No. 2)

•	low risk drilling opportunity

•	41% average working interest

West Central Alberta
•	current production of 1,599 boepd of mostly 41 degree API oil

•	operator of two high working interest Swan Hill oil units (Deer Mountain and Goose River)

•	Montney gas production at Ante Creek

•	infill step out drilling stimulation and evaluation opportunity

•	70% average working interest
Red Earth
•	current production of 3,141 boepd comprised of 2,930 bpd of oil and NGLs, 1.26 mmcfpd of gas

•	oil production is primarily from the Keg River (light sweet crude)

•	Blue Sky natural gas production at Talbot Lake

•	drilling and optimization opportunities

•	68% average working interest
Freefight
•	current production of 14.2 mmcfpd of gas

•	Milk River and Second White Specks development opportunities

•	high working interest operated production (98% average working interest)

•	opportunities for down spacing and step out drilling
     Pengrowth anticipates additional exploration and development opportunities on the diverse portfolio of oil and gas properties comprising the CP Assets, including infill development locations, additional coal bed methane opportunities, and the development of approximately 300,000 net acres of undeveloped lands.
Description of Share Purchase Agreement
     Conditions Under the Share Purchase Agreement, it is a mutual condition precedent that all required governmental approvals (including approvals pursuant to the Competition Act (Canada) and the Investment Canada Act (Canada)) be obtained except where such approval shall have been waived in writing by the applicable government authority or otherwise lapsed. The conditions precedent to the obligation of Pengrowth Subsidiary to purchase the shares of the CP Subsidiaries are that (i) Burlington shall have performed or complied with all of its covenants in all material respects, and its representations and warranties of Burlington shall be true and correct in all material respects and (ii) no suit, action or other proceeding shall at closing be pending against Burlington or Pengrowth Subsidiary before any court or governmental authority seeking to restrain, prohibit, obtain damages or other relief in connection with consummation of the purchase and sale of the CP Subsidiaries which would materially and adversely affect the value of the shares of the CP Subsidiaries, taken as a whole.
     The Share Purchase Agreement also contains conditions precedent for the benefit of Burlington which provide that: (i) in all material respects, Pengrowth Subsidiary shall have performed or complied with all of its covenants; (ii) the representations and warranties of Pengrowth Subsidiary shall be true and correct in all material respects; (iii) Pengrowth Subsidiary shall have tendered or cause to be tendered to Burlington the purchase price for the shares of the CP Subsidiaries less the deposit; and (iv) no suit, action or other proceedings shall at closing be pending against Burlington or Pengrowth Subsidiary before any court or governmental authority seeking to restrain, prohibit, obtain damages or other relief in connection with the consummation of the purchase and sale of the shares of the CP Subsidiaries which would have a material adverse effect on the value of the shares of the CP Subsidiaries.
     Representations The Share Purchase Agreement contains customary representations by Burlington regarding Burlington, the CP Subsidiaries and the CP Assets. The representations and warranties of Burlington under the Share Purchase Agreement shall survive the closing of the purchase of the shares of the CP Subsidiaries by Pengrowth Subsidiary for a period of 12 months from the Closing Date, subject to provincial limitations legislation.
     Indemnification The Share Purchase Agreement also contains customary indemnities by Burlington and Pengrowth Subsidiary in favour of the other party. Under the Share Purchase Agreement, Burlington is required to indemnify Pengrowth’s Subsidiary from all losses resulting from breaches of the representations or warranties made by Burlington or breaches of covenants or agreements made by Burlington in the Share Purchase Agreement and for all losses incurred as a direct result of third party claims relating to the CP Assets that arise from or are related to acts, omissions, events or circumstances occurring before November 1, 2006 except for claims or losses that are for the account of Pengrowth Subsidiary pursuant to the agreement.
     The Share Purchase Agreement also requires Pengrowth Subsidiary to indemnify Burlington from and against any and all losses resulting from: (i) breaches of the representations or warranties made by Pengrowth Subsidiary or breaches of covenants or agreements made by Pengrowth Subsidiary in the Share Purchase Agreements; (ii) all claims, losses and liabilities relating to the CP Assets arising from or related to acts, omissions, events or circumstances occurring after November 1, 2006 (other than claims for the payment of cost that are included in the working capital adjustment contemplated by the Share Purchase Agreement); and (iii) all environmental liabilities whether occurring before, on or after November 1, 2006 that arise from or relate to acts, omissions, events or circumstances, occurring before, on or after November 1, 2006.
     Under the Share Purchase Agreement, written notice of a claim to an indemnity must be provided within 12 months of the closing date subject to provincial limitations legislation. Also under the Share Purchase Agreement, Burlington’s total liability for breaches of representations, warranties, covenants and indemnities shall not exceed the base purchase price of $1.0375 billion, and Burlington shall only be liable for breaches of representations, warranties, covenants and indemnities if the aggregate of the losses of Pengrowth Subsidiary in respect of all such breaches exceeds $50 million and in that event Burlington shall be liable for the full amount of all of the losses of Pengrowth Subsidiary in respect of all such breaches. Pengrowth Subsidiary shall only be liable for breaches of the representations and warranties in the Share Purchase Agreement if the aggregate of the losses incurred by Burlington in respect of all such breaches exceeds $5 million and in that event Pengrowth Subsidiary shall be liable for the full amount of all of the losses of Burlington in respect of all such breaches.
Pro Forma Description of Pengrowth Following the ConocoPhillips Acquisition
     Negotiations were undertaken by us with ConocoPhillips with a view to acquiring a combination of high quality oil and natural gas properties that would enhance Pengrowth’s interests in our core properties and would provide potential for both oil and natural gas exploration and development along with significant additions to our undeveloped acreage position.
     We have developed core competencies in the pursuit of enhanced oil recovery projects, shallow gas drilling, coal bed methane projects and the pursuit of value additions through field and facility optimization. We expect that the transaction will add significant value to Unitholders and will provide a broad portfolio of new opportunities.
     Upon completion of the ConocoPhillips Acquisition, the following financial and operational benefits are anticipated to accrue to Unitholders:
•	our overall current production would increase on a pro forma basis by 27% to approximately 100,000 boepd and our overall Total Proved Plus Probable Reserves would increase on a pro forma basis to approximately 359 mmboe (on a company interest before royalty basis using constant pricing) and before the divestiture of properties pursuant to the asset rationalization program;
•	company production weighted 50% to natural gas and 50% to crude oil and liquids and a reserve life index of approximately 9.8 years on a proved plus probable basis (all using constant prices and costs);

•	a large and diversified quality asset base with many interests held in Canada’s larger oil and natural gas pools;

•	growth and development opportunities on approximately 375,000 net acres of undeveloped land; and

•	creation of a stronger platform to capitalize on future growth opportunities through significant acquisitions in North America and other areas in the world.
Reserves Information
     The following table sets forth certain reserves and operational information with respect to Pengrowth (updated from the December 31, 2005 information contained in our annual information form dated March 29, 2006 for the year ended December 31, 2005), the properties to be acquired pursuant to the ConocoPhillips Acquisition and Pengrowth on a pro forma combined basis, as at and for the periods indicated in the notes thereto, after giving effect to the ConocoPhillips Acquisition, based on constant price assumptions. The following information does not reflect the impact of the divestiture of properties pursuant to Pengrowth’s asset rationalization program.

	Pengrowth	ConocoPhillips	Pengrowth
	Updated(1)	Acquisition(2)	Pro Forma(3)
Proved Reserves
Crude oil and NGLs (mbbls)	118,765	23,683	142,448
Natural gas (bcf)	623	164	788
Total (mboe)(4)	222,623	51,086	273,709

Total Proved Plus Probable Reserves
Crude oil and NGLs (mbbls)	156,234	31,162	187,396
Natural gas (bcf)	824	206	1,029
Total (mboe)(4)	293,497	65,449	358,946

Net Present Value of Future Net Revenue @ 10%
Proved Reserves ($MM)	3,344	682	4,026
Total Proved Plus Probable Reserves ($MM)	4,142	820	4,962

Net Present Value of Future Net Revenue @ 5%
Proved Reserves ($MM)	4,173	822	4,995
Total Proved Plus Probable Reserves ($MM)	5,330	1,018	6,348

Undeveloped Land Holdings
(net acres)	683,000 (5)	377,150	1,060,150

Oil and Natural Gas Wells (net wells)
Producing oil wells	812	396	1208
Producing natural gas wells	1,587	1,745	3,332

Average Daily Production
(three months ended September 30, 2006)
Crude oil and NGLs (bblpd)	39,981	10,940	50,921
Natural gas (mmcfpd)	244	71	315
Total (boepd)(4)	80,706	22,773	103,480
Notes:

(1)	The updated reserve volumes and net present values of future net revenue for Pengrowth are: (i) effective December 31, 2005, with a Mechanical Update up to November 1, 2006; (ii) inclusive of the acquisition of properties in Alberta from Tundra Oil and Gas Limited in March of 2006, the acquisition of properties in Alberta from ExxonMobil Canada on September 28, 2006 and the acquisition of properties pursuant to the strategic business combination with Esprit (other than the reserve volumes and net present values of future net revenue associated with Trifecta Resources Inc.) on October 2, 2006, all of the foregoing effective no earlier than January 1, 2006 with a Mechanical Update up to November 1, 2006; (iii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iv) based upon GLJ Petroleum Consultants Ltd.’s constant prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated November 27, 2006. The reserve volumes and net present values of future net revenue for Trifecta Resources Inc. are: (i) based upon Sproule Associates Limited engineering reports effective March 31, 2006 and May 31, 2006, with a Mechanical Update up to November 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon GLJ Petroleum Consultants Ltd.’s constant prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by Sproule Associates Limited dated November 28, 2006. More comprehensive reserves information is provided in Schedule “A” attached hereto.

Mechanical Update means an update of reserves information making no adjustment to forecast production and costs used from a NI 51-101 compliant report other than changing the effective date such that any forecast production and costs between the NI 51-101 compliant report effective date and the new effective date are excluded. Items that may have changed and, which are not reflected in the Mechanical Update, are items such as reserve additions, changes in operating costs and, to the extent there may be any, performance changes.

(2)	The reserve volumes and net present values of future net revenue for the ConocoPhillips properties are: (i) effective July 1, 2006 with a Mechanical Update up to November 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon GLJ Petroleum Consultants Ltd.’s constant prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated November 27, 2006. More comprehensive reserves information is provided in Schedule “B” attached hereto.

(3)	The Pengrowth Pro Forma reserve volumes and net present values of future net revenue for Pengrowth are the mechanical total of the Pengrowth Updated and ConocoPhillips Acquisition reports referred to above. More comprehensive reserves information is provided in Schedule “C” attached hereto.

(4)	The abbreviations “boe”, “mboe” and “mmboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or natural gas liquids or six mcf of natural gas; barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead; “boepd” refers to barrels of oil equivalent per day.

(5)	Subject to a farm-out with Apache Canada Limited. The total farm-out affects approximately 21,090 developed and undeveloped acres of which less than 40% are undeveloped.
     The following table sets forth certain reserves and operational information with respect to Pengrowth (updated from the December 31, 2005 information contained in our annual information form dated March 29, 2006 for the year ended December 31, 2005), the properties to be acquired pursuant to the ConocoPhillips Acquisition and Pengrowth on a pro forma combined basis, as at and for the periods indicated in the notes hereto, after giving effect to the ConocoPhillips Acquisition, based on strip forecast price assumptions. The Strip Price forecast has been estimated by GLJ using as a basis the NYMEX futures strip for light sweet crude oil and natural gas for the indicated date. The light sweet crude oil contracts require delivery at Cushing, Oklahoma and the natural gas contracts require delivery to Henry Hub in Louisiana. GLJ uses historically derived differentials to estimate the price at the various points, for the different product types and for the different crude qualities. These prices are applied to the various products to calculate the revenue. The following information does not reflect the impact of the divestiture of properties pursuant to Pengrowth’s asset rationalization program.

	Pengrowth	ConocoPhillips	Pengrowth
	Updated(1)	Acquisition(2)	Pro Forma(3)
Proved Reserves
Crude oil and NGLs (mbbls)	119,624	24,527	144,151
Natural gas (bcf)	623	162	784
Total (mboe)(4)	223,386	51,449	274,835

Total Proved Plus Probable Reserves
Crude oil and NGLs (mbbls)	157,064	32,132	189,196
Natural gas (bcf)	823	202	1,025
Total (mboe)(4)	294,197	65,770	359,967

Net Present Value of Future Net Revenue @ 10%
Proved Reserves ($MM)	3,905	826	4,731
Total Proved Plus Probable Reserves ($MM)	4,848	995	5,843

Net Present Value of Future Net Revenue @ 5%
Proved Reserves ($MM)	4,894	989	5,882
Total Proved Plus Probable Reserves ($MM)	6,296	1,231	7,527

Undeveloped Land Holdings
(net acres)	683,000 (5)	377,150	1,060,150

Oil and Natural Gas Wells (net wells)
Producing oil wells	812	396	1,208
Producing natural gas wells	1,587	1,745	3,332

Average Daily Production
(three months ended September 30, 2006)
Crude oil and NGLs (bblpd)	39,981	10,940	50,921
Natural gas (mmcfpd)	244	71	315
Total (boepd)(4)	80,706	22,773	103,480
Notes:

(1)	The updated reserve volumes and net present values of future net revenue for Pengrowth are: (i) effective January 1, 2006, with a Mechanical Update based on estimated production up to November 1, 2006; (ii) inclusive of the acquisition of properties in Alberta from Tundra Oil and Gas Limited in March of 2006, the acquisition of properties in Alberta from ExxonMobil Canada on September 28, 2006 and the acquisition of properties pursuant to the strategic business combination with Esprit (other than the reserve volumes and net present values of future net revenue associated with Trifecta Resources Inc.) on October 2, 2006, all of the foregoing effective no earlier than January 1, 2006 with a Mechanical Update based on estimated production up to November 1, 2006; (iii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iv) based upon GLJ Petroleum Consultants Ltd.’s forward strip prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated November 27, 2006. The reserve volumes and net present values of future net revenue for Trifecta Resources Inc. are: (i) based upon a Sproule Associates Limited engineering report effective May 31, 2006, with a Mechanical Update based on estimated production up to November 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon GLJ Petroleum Consultants Ltd.’s forward strip prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by Sproule Associates Limited dated November 28, 2006. More comprehensive reserves information is provided in Schedule “D” attached hereto.

Mechanical Update means an update of reserves information making no adjustment to forecast production and costs used from a NI 51-101 compliant report other than changing the effective date such that any forecast production and costs between the NI 51-101 compliant report effective date and the new effective date are excluded. Items that may have changed and, which are not reflected in the Mechanical Update, are items such as reserve additions, changes in operating costs and, to the extent there may be any, performance changes.

(2)	The reserve volumes and net present values of future net revenue for the ConocoPhillips properties are: (i) effective July 1, 2006 with a Mechanical Update up to November 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon GLJ Petroleum Consultants Ltd.’s forward strip prices and costs as at October 31, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated November 27, 2006. More comprehensive reserves information is provided in Schedule “E” attached hereto.

(3)	The Pengrowth Pro Forma reserve volumes and net present values of future net revenue for Pengrowth are the mechanical total of the above referred to Pengrowth Updated and ConocoPhillips Acquisition reports. More comprehensive reserves information is provided in Schedule “F” attached hereto.

(4)	The abbreviations “boe”, “mboe” and “mmboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or natural gas liquids or six mcf of natural gas; barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead; “boepd” refers to barrels of oil equivalent per day.

(5)	Subject to a farm-out with Apache Canada Limited. The total farm-out affects approximately 21,090 developed and undeveloped acres of which less than 40% are undeveloped.
     More comprehensive reserves information prepared using constant pricing and relating to: (i) Pengrowth prior to the ConocoPhillips Acquisition; (ii) the ConocoPhillips Acquisition; and (iii) Pengrowth on a pro forma basis after giving effect to the ConocoPhillips Acquisition, are attached as Schedules “A”, “B” and “C” hereto, respectively. More comprehensive reserves information prepared using strip pricing and relating to: (i) Pengrowth prior to the ConocoPhillips Acquisition; (ii) the ConocoPhillips Acquisition; and (iii) Pengrowth on a pro forma basis after giving effect to the ConocoPhillips Acquisition, are attached as Schedules “D”, “E” and “F” hereto, respectively. The information in Schedules “A” through “F” does not reflect the impact of the divestiture of properties pursuant to Pengrowth’s asset rationalization program.
     Pricing assumptions relied upon in preparing the foregoing tables and the information contained in Schedules “A” through “F” are provided in Schedule “G” hereto.
Selected Production Information

	2004 (1)	2005 (1)	2006 (2)
Oil (mbbls)	4,102	3,653	3,392
NGLs (mbbls)	616	527	534
Natural Gas (mmcf)	27,291	27,206	25,711
Notes

(1)	Actual production.

(2)	Actual production from January to June and forecast production from July to December.
     We may not be able to achieve the anticipated benefits of the ConocoPhillips Acquisition, and the integration process may result in the loss of key employees and the disruption of ongoing business customer and employee relationships.
Asset Rationalization Program
     Pengrowth intends to pursue a comprehensive asset rationalization program with respect to its entire portfolio of oil and natural gas properties. Pengrowth intends to dispose of assets producing approximately 3,400 boepd from its existing portfolio of properties, and to dispose of assets producing approximately 4,300 boepd from the CP

Assets. The assets marked for disposition are located in non-core areas. The proceeds of these dispositions, if any, will be used to reduce Pengrowth’s indebtedness on the bridge line of credit. To the extent such proceeds are received before the intended closing date of January 18, 2007, such proceeds will be invested or used for general corporate or trust purposes. There can be no assurance that Pengrowth will be successful in completing the disposition of any assets or the extent of the proceeds, if any, to be raised by Pengrowth.
Bridge Credit Facility
     On November 28, 2006 Pengrowth entered into a commitment letter agreement with a Canadian chartered bank whereby the bank agreed to provide Pengrowth with a Bridge Credit Facility in the amount of $1.0375 billion for the purpose of funding the ConocoPhillips Acquisition. The facility is available by way of a one time advance no later than January 19, 2007. Amounts drawn are non-revolving. Amounts drawn on the facility bear interest at the same rate as under Pengrowth’s $950 million syndicated facility, which bears interest at approximately 5.5%. The total outstanding amount under the Bridge Credit Facility matures and becomes due and payable 12 months from the closing of the ConocoPhillips Acquisition. To the extent not required to be applied against Pengrowth’s syndicated facility, the proceeds of all issuances of trust units or other equity (including convertible debentures), the proceeds of all issuances of public or private debt, reductions in the purchase price of the CP Assets and the net proceeds of any asset dispositions following the closing of the ConocoPhillips Acquisition will reduce the Bridge Credit Facility. The commitment letter agreement contemplates that the Bridge Credit Facility will be documented by a credit agreement substantially similar to Pengrowth’s existing $950 million syndicated credit facility. The agreement will contain customary representations, warranties, and covenants, including financial covenants consistent with Pengrowth’s syndicated facility.
Risk Factors
     An investment in the Trust Units is subject to various risks including those risks inherent to the industries in which we operate. If any of these risks occur, our production, revenues and financial condition could be materially harmed, with a resulting decrease in distributions on, and the market price of, our Trust Units. As a result, the trading price of our Trust Units could decline, and you could lose all or part of your investment.
     Before deciding whether to invest in any Trust Units, investors should consider carefully the risks set out below and in the short form base shelf prospectus of the Trust dated September 15, 2006 under the heading “Risk Factors” and in any documents incorporated by reference therein.
The October 31 Proposals, if enacted, are expected to materially and adversely affect Pengrowth, our Unitholders and the value of the Trust Units.
     On October 31, 2006, the Minister of Finance (Canada) announced proposed tax measures which, if enacted, would materially and adversely change the manner in which Pengrowth is taxed and would also change the character of the distributions to you for Canadian federal income tax purposes (the “October 31 Proposals”). It is expected that the October 31 Proposals, if enacted in their currently proposed form, will subject Pengrowth to trust level taxation beginning on January 1, 2011, which will materially reduce the amount of cash available for distributions to our Unitholders. Based on the proposed Canadian federal income tax and tax rates on account of provincial tax, Pengrowth estimates that the enactment of the October 31 Proposals will, commencing on January 1, 2011, reduce the amount of cash available to Pengrowth to distribute to its Unitholders by an amount equal to 31.5% multiplied by the amount of the pre-tax income distributed by Pengrowth. A reduction in the value of the Trust Units would be expected to increase the cost to Pengrowth of raising capital in the public capital markets. In addition, the October 31 Proposals are expected to substantially eliminate the competitive advantage Pengrowth currently enjoys compared to corporate competitors in raising capital in a tax efficient manner, while placing Pengrowth at a competitive disadvantage compared to industry competitors, including U.S. master limited partnerships, which will continue not to be subject to entity-level taxation. The October 31 Proposals are also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may be more difficult for Pengrowth to compete effectively for acquisition opportunities in the future. There can be no assurance that Pengrowth will be able to reorganize its legal and tax structure to reduce the expected impact of the October 31 Proposals.

     In addition, there can be no assurance that Pengrowth will be able to maintain its grandfathered status under the October 31 Proposals until 2011. If the Trust is deemed to have undergone “undue expansion” during the transitional period from October 31, 2006 to December 31, 2010, the October 31 Proposals would become effective on a date earlier than January 1, 2011. There can be no assurance that the ConocoPhillips Acquisition will not constitute undue expansion of Pengrowth. Pengrowth has received, from the Department of Finance (Canada), a comfort letter from the Department of Finance (Canada) to the effect that, subject to certain qualifications, a ConocoPhillips Acquisition would not be treated as undue expansion under the October 31 Proposals. However, such comfort letter is subject to certain qualifications and the contents thereof are not binding. Any undue expansion of Pengrowth, whether as a result of the ConocoPhillips Acquisition or otherwise, may result in the loss of grandfathered status. In any such event, the adverse effects of the October 31 Proposals would be accelerated and would materially and adversely affect Pengrowth and its Unitholders earlier than anticipated. In addition, loss of grandfathered status could have a material and adverse effect on the value of the Trust Units.
     No assurance can be given as to the final provisions of any legislation that may be enacted to implement the October 31 Proposals. The terms of such provisions may differ from those of the October 31 Proposals described herein, possibly in ways that would be materially adverse to Pengrowth and the Unitholders.
Pengrowth may not be able to achieve the anticipated benefits of the ConocoPhillips Acquisition, and the integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships.
     Achieving the benefits of the ConocoPhillips Acquisition depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the ability of Pengrowth to realize the anticipated growth opportunities and synergies from acquiring the CP Assets and to achieve certain assumed commodity prices. The integration of the CP Assets requires the dedication of substantial management time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Pengrowth’s ability to achieve the anticipated benefits of the ConocoPhillips Acquisition.
If the ConocoPhillips Acquisition is not consummated, the Trust may not be able to find alternative uses of the proceeds of this offering that will enable it to sustain distributions at anticipated levels.
     This offering is not conditioned upon the consummation of the ConocoPhillips Acquisition and will close prior to the consummation of that transaction. The consummation of the ConocoPhillips Acquisition is subject to a number of conditions. The Trust believes that these conditions are achievable and that it is likely that the ConocoPhillips Acquisition will be consummated. However, if the ConocoPhillips Acquisition is not consummated, the Trust will have issued additional Trust Units without an identified use of proceeds to generate incremental cash flow for distributions on such Trust Units. No assurance can be given that, if the ConocoPhillips Acquisition is not consummated, the Trust will be able to identify uses of proceeds sufficient to sustain distributions on the Trust Units at anticipated levels.
The ConocoPhillips Acquisition will materially increase our indebtedness, which may adversely affect our distributions.
     To complete the ConocoPhillips Acquisition, in addition to utilizing the net proceeds of this offering, we will borrow $647 million pursuant to a bridge credit facility that is available to us until the date that it is 12 months from the closing of the ConocoPhillips Acquisition (the “Bridge Credit Facility”), resulting in a material increase to Pengrowth’s indebtedness. A portion of our cash flow from operations will be dedicated to the payment of interest on our indebtedness, including the Bridge Credit Facility and our other indebtedness, thereby reducing funds available for distribution. At maturity, Pengrowth must repay or refinance its indebtedness. Our ability to make scheduled payments of principal and interest on, or to refinance, our indebtedness will depend on future operating performance and cash flow, which are subject to prevailing economic conditions, oil, natural gas and NGLs pricing, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond our control. Variations in exchange rates, interests and scheduled principal repayments could result in significant changes in the amount we are required to apply to service our debt, which may have a material adverse effect on our ability to pay distributions. Certain covenants in the agreements with our lenders may also limit the amount of the royalty paid by the Corporation to the Trust and the distributions paid by us to our Unitholders. If we become unable to pay our debt service charges or an event of default otherwise occurs, our lenders may foreclose on, or sell, our properties. The net proceeds of any such sale will be allocated firstly, to the repayment of our lenders and other creditors and only the remainder, if any, will be payable to the Trust by the Corporation.
Advisory:
This material change report shall not constitute an offer to sell or the solicitation of an offer to buy Pengrowth trust units, nor shall there be any sale of Pengrowth trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Caution Regarding Engineering Terms:
When used in this material change report and in the schedules hereto, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
The U.S. Securities and Exchange Commission (“SEC”) permits United States oil and natural gas companies, in their filings therewith, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others, and to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information used herein to describe our reserves, such as “probable” reserve information, is prohibited in filings with the SEC by U.S. oil and natural gas companies.
Caution Regarding Forward Looking Information:
This material change report contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to: benefits of the Carson Creek Acquisition and the strategic business combination with Esprit, synergies, business strategy and strengths, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, remaining producing reserve lives, and development plans and programs. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in our Annual Information Form dated March 29, 2006.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Mr. James S. Kinnear, Chairman, President and Chief Executive Officer, is knowledgeable about the material change and may be reached at (403) 233-0224.

9.	Date of Report:

Dated at Calgary, Alberta, this 29th day of November, 2006.

Certificates of Pengrowth
Dated: November 29, 2006
     The short form prospectus dated September 15, 2006 as amended by this material change report, together with the documents incorporated herein by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, the simplified prospectus dated September 15, 2006 as amended by this material change report, together with documents incorporated herein by reference and as supplemented by the permanent information record, will contain no representation that is likely to affect the value or the market price of the securities to be distributed.
Pengrowth Energy Trust
By: Pengrowth Corporation as Administrator

(signed) “James S. Kinnear”	(signed) “Christopher G. Webster”
James S. Kinnear	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer
On behalf of the Board of Directors

(signed) “Thomas A. Cumming”	(signed) “Wayne K. Foo”
Thomas A. Cumming	Wayne K. Foo
Director	Director
By: Pengrowth Management Limited, as Manager

(signed) “James S. Kinnear”	(signed) “Gordon M. Anderson”
James S. Kinnear	Gordon M. Anderson
President	Vice President, Financial Services
in the capacity of Chief Financial Officer
On behalf of the Board of Directors
(signed) “James S. Kinnear”
James S. Kinnear
Director

SCHEDULE “A”

PENGROWTH UPDATED RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of November 1, 2006
(using constant prices and costs as at October 31, 2006)

CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	64,585	55,077	9,465	8,462	529.4	414.6
Proved Developed Non-Producing	425	358	74	63	34.4	26.9
Proved Undeveloped	19,737	16,104	1,589	1,336	59.3	44.6

Total Proved Reserves	84,747	71,539	11,128	9,861	623.1	486.1
Probable Reserves	27,541	22,677	3,244	2,809	200.4	154.9

Total Proved Plus Probable Reserves	112,287	94,215	14,372	12,670	823.6	641.1

	NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	19,272	13,737	181,555	146,373
Proved Developed Non-Producing	753	524	6,993	5,434
Proved Undeveloped	2,866	2,020	34,074	26,896

Total Proved Reserves	22,890	16,281	222,623	178,702
Probable Reserves	6,659	4,774	70,444	55,954

Total Proved Plus Probable Reserves	29,573	21,028	294,204	235,577

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	4,555.9	3,427.8	2,781.8	2,364.5	2,071.7
Proved Developed Non-Producing	184.9	143.0	117.8	100.8	88.4
Proved Undeveloped	870.6	602.8	444.1	341.6	271.0

Total Proved Reserves	5,611.4	4,173.5	3,343.7	2,806.8	2,431.1
Probable Reserves	1,943.7	1,156.3	798.7	601.8	478.6

Total Proved Plus Probable Reserves	7,555.1	5,329.8	4,142.5	3,408.6	2,909.7

A-1

SCHEDULE “B”

CONOCOPHILLIPS PROPERTIES RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of November 1, 2006
(using constant prices and costs as at October 31, 2006)

CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	13,188	11,897	5,326	4,957	140.6	120.7
Proved Developed Non-Producing	284	246	0	0	2.7	2.1
Proved Undeveloped	1,476	1,112	313	263	21.1	19.1

Total Proved Reserves	14,948	13,255	5,639	5,220	164.4	141.9
Probable Reserves	5,126	4,466	1,575	1,414	41.3	35.7

Total Proved Plus Probable Reserves	20,074	17,722	7,214	6,635	205.7	177.5

	NATURAL GAS		TOTAL OIL
	LIQUIDS		EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	2,911	2,058	44,865	39,021
Proved Developed Non-Producing	51	31	786	628
Proved Undeveloped	134	90	5,435	4,650

Total Proved Reserves	3,096	2,179	51,086	44,299
Probable Reserves	778	542	14,365	12,365

Total Proved Plus Probable Reserves	3,874	2,721	65,449	56,664

Note:

(1)   Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	921.6	747.5	632.1	550.3	489.3
Proved Developed Non-Producing	20.3	14.4	11.0	8.8	7.4
Proved Undeveloped	97.3	60.0	39.2	26.4	18.0

Total Proved Reserves	1,039.2	821.8	682.3	585.5	514.7
Probable Reserves	311.1	196.2	137.3	102.8	80.7

Total Proved Plus Probable Reserves	1,350.3	1,018.0	819.6	688.4	595.4

B-1

SCHEDULE “C”

PENGROWTH PRO FORMA RESERVES INFORMATION(1)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of November 1, 2006
(using constant prices and costs as at October 31, 2006)

CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	77,773	66,975	14,791	13,419	670.0	535.2
Proved Developed Non-Producing	709	604	74	63	37.1	29.0
Proved Undeveloped	21,213	17,216	1,903	1,599	80.4	63.7

Total Proved Reserves	99,695	84,794	16,767	15,082	787.6	628.0
Probable Reserves	32,667	27,143	4,819	4,223	241.7	190.6

Total Proved Plus Probable Reserves	132,362	111,937	21,587	19,305	1,029.3	818.6

	NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	22,183	15,795	226,420	185,394
Proved Developed Non-Producing	804	555	7,780	6,062
Proved Undeveloped	3,000	2,110	39,509	31,546

Total Proved Reserves	25,986	18,460	273,708	223,001
Probable Reserves	7,463	5,344	85,239	68,475

Total Proved Plus Probable Reserves	33,449	23,803	358,944	291,477

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	5,477.5	4,175.2	3,413.9	2,914.7	2,561.0
Proved Developed Non-Producing	205.2	157.3	128.8	109.6	95.7
Proved Undeveloped	967.9	662.8	483.3	368	289.0

Total Proved Reserves	6,650.6	4,995.3	4,026.0	3,392.4	2,945.8
Probable Reserves	2,254.8	1,352.5	936.0	704.6	559.3

Total Proved Plus Probable Reserves	8,905.4	6,347.8	4,962.0	4,097.0	3,505.1

Note:

(1)	Pro forma, assuming completion of the ConocoPhillips Acquisition.

C-1

SCHEDULE “D”

PENGROWTH UPDATED RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S AND SAL’S EVALUATION
as of November 1, 2006
(using strip prices and costs as at October 31, 2006)

STRIP PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	64,626	55,620	10,047	8,710	528.7	413.9
Proved Developed Non-Producing	463	395	82	70	34.5	27.0
Proved Undeveloped	19,737	16,248	1,787	1,499	59.4	44.7

Total Proved Reserves	84,827	72,263	11,917	10,279	622.6	485.5
Probable Reserves	27,565	23,164	3,186	2,652	200.2	154.8

Total Proved Plus Probable Reserves	112,392	95,428	15,103	12,930	822.8	640.3

	NATURAL GAS LIQUIDS		TOTAL OIL EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	19,256	13,714	182,045	147,032
Proved Developed Non-Producing	760	531	7,055	5,487
Proved Undeveloped	2,865	2,019	34,283	27,210

Total Proved Reserves	22,880	16,264	223,386	179,729
Probable Reserves	6,688	4,801	70,809	56,410

Total Proved Plus Probable Reserves	29,569	21,065	294,196	236,138

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	STRIP PRICES AND COSTS
	BEFORE INCOME TAXES DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	5,410.1	4,011.4	3,241.5	2,755.1	2,417.8
Proved Developed Non-Producing	203.3	155.6	128.3	110.3	97.2
Proved Undeveloped	1,065.5	727.0	534.9	413.3	330.5

Total Proved Reserves	6,678.9	4,894.0	3,904.7	3,278.7	2,845.6
Probable Reserves	2,497.3	1,402.3	943.4	703.0	557.3

Total Proved Plus Probable Reserves	9,176.2	6,296.2	4,848.1	3,981.7	3,402.9

D-1

SCHEDULE “E”

CONOCOPHILLIPS PROPERTIES RESERVES INFORMATION

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S EVALUATION
as of November 1, 2006
(using strip prices and costs as at October 31, 2006)

STRIP PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)

Proved Reserves
Proved Developed Producing	13,405	12,095	5,940	5,551	137.8	118.1
Proved Developed Non-Producing	286	247	0	0	2.7	2.1
Proved Undeveloped	1,477	1,113	334	284	21.0	19.1

Total Proved Reserves	15,168	13,455	6,273	5,834	161.5	139.2
Probable Reserves	5,192	4,526	1,639	1,476	40.3	34.8

Total Proved Plus Probable Reserves	20,360	17,981	7,912	7,310	201.8	174.0

			TOTAL OIL
	NATURAL GAS LIQUIDS		EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved Reserves
Proved Developed Producing	2,901	2,050	45,214	39,372
Proved Developed Non-Producing	51	32	787	629
Proved Undeveloped	134	90	5,448	4,663

Total Proved Reserves	3,086	2,171	51,449	44,663
Probable Reserves	774	540	14,321	12,334

Total Proved Plus Probable Reserves	3,860	2,711	65,770	56,998

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	STRIP PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)

Proved Reserves
Proved Developed Producing	1,103.6	900.1	765.2	669.1	597.3
Proved Developed Non-Producing	24.1	16.7	12.7	10.3	8.6
Proved Undeveloped	115.4	71.7	48.2	34.0	24.6

Total Proved Reserves	1,243.2	988.5	826.1	713.4	630.5
Probable Reserves	391.5	242.6	168.6	126.1	99.1

Total Proved Plus Probable Reserves	1,634.6	1,231.1	994.7	839.4	729.6

E-1

SCHEDULE “F”

PENGROWTH PRO FORMA RESERVES INFORMATION(1)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S AND SAL’S EVALUATION
as of November 1, 2006
(using strip prices and costs as at October 31, 2006)

STRIP PRICES AND COSTS

	OIL AND GAS RESERVES
	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS
	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	78,031	67,715	15,987	14,261	666.5	532.0
Proved Developed Non-Producing	749	642	82	70	37.2	29.0
Proved Undeveloped	21,214	17,361	2,121	1,783	80.4	63.7

Total Proved Reserves	99,995	85,718	18,190	16,113	784.1	624.8
Probable Reserves	32,757	27,690	4,825	4,128	240.5	1189.5

Total Proved Plus Probable Reserves	132,752	113,409	23,015	20,240	1,024.6	814.3

	NATURAL GAS		TOTAL OIL
	LIQUIDS		EQUIVALENT BASIS(1)
	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net
	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	22,157	15,764	227,259	186,403
Proved Developed Non-Producing	811	563	7,842	6,116
Proved Undeveloped	2,999	2,109	39,731	31,873

Total Proved Reserves	25,966	18,435	274,835	224,391
Probable Reserves	7,462	5,341	85,130	68,744

Total Proved Plus Probable Reserves	33,429	23,776	359,966	293,136

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	STRIP PRICES AND COSTS
	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)
RESERVES CATEGORY	0%	5%	10%	15%	20%
	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	6,513.8	4,911.5	4,006.7	3,424.2	3,015.1
Proved Developed Non-Producing	227.4	172.3	141.1	120.5	105.8
Proved Undeveloped	1,180.9	798.7	583.0	447.3	355.2

Total Proved Reserves	7,922.0	5,882.5	4,730.8	3,992.1	3,476.1
Probable Reserves	2,888.8	1,644.9	1,112.0	829.1	656.4

Total Proved Plus Probable Reserves	10,810.8	7,527.4	5,842.8	4,821.2	4,132.5

Note:

(1)	Pro forma, assuming completion of the ConocoPhillips Acquisition.

F-1

SCHEDULE “G”

PRICING ASSUMPTIONS

SUMMARY OF PRICING ASSUMPTIONS RESERVES INFORMATION
as of October 31, 2006

CONSTANT PRICES AND COSTS

	OIL				NATURAL
	WTI	Edmonton	Cromer	Hardisty	GAS	NGLx(1)
	Cushing	Par Price	Medium	Heavy	AECO Gas			Pentanes	EXCHANGE
YEAR(3)	Oklahoma	40[0] API	29.3[0] API	12[0] API	Price	Propane	Butane	Plus	RATE(2)
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/Cdn)

2006(4)	58.73	61.72	49.20	25.45	7.21	43.20	52.46	62.07	0.8907

Notes:

(1)	FOB Edmonton.

(2)	The exchange rate used to generate the benchmark reference prices in this table.

(3)	Information provided as at November 1, 2006

(4)	This forecast represents the constant price forecast used by GLJ.

NYMEX (October 31, 2006) FORWARD STRIP PRICING UNTIL 2011

			LIGHT CRUDE OIL		HEAVY	NGLs
			WTI	Edmonton	CRUDE OIL	AT EDMONTON
	Exchange		Cushing	Par Price	Heavy			Pentanes
Year	Rate	Inflation	Oklahoma	40 API	at Hardisty	Propane	Butane	Plus	Sulphur
	$US/$Cdn	%	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/lt

2006	0.8868	0.0	58.73	65.21	37.96	41.71	48.21	66.46	28.00
2007	0.9037	2.0	64.59	70.48	41.48	45.23	52.23	71.98	18.50
2008	0.9046	2.0	67.46	73.58	44.58	47.08	54.33	75.08	7.00
2009	0.9142	2.0	67.06	72.36	44.61	46.36	53.61	73.86	7.00
2010	0.9254	2.0	65.79	70.12	43.87	44.87	51.87	71.62	8.00
2011	0.9254	2.0	64.58	68.81	44.06	44.06	50.81	70.31	9.50
Thereafter	0.9254	2.0	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR

			NATURAL GAS
	Exchange			Sable	Alberta Spot	Alberta Spot
Year	Rate	Inflation	Henry Hub	Plant-gate	Plant-gate	@AECO-C
	$US/$Cdn	%	$US mmbtu	$Cdn/mmbtu	$Cdn/mmbtu	$Cdn/mmbtu

2006	0.8868	0.0	7.53	7.59	7.31	7.52
2007	0.9037	2.0	7.86	8.58	7.82	8.04
2008	0.9046	2.0	8.08	8.09	7.72	7.94
2009	0.9142	2.0	7.75	7.52	7.41	7.62
2010	0.9254	2.0	7.38	6.83	6.81	7.02
2011	0.9254	2.0	6.92	6.60	6.57	6.78
Thereafter	0.9254	2.0	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR

Note:

(1)	The Strip Price forecast has been estimated by GLJ using as a basis the NYMEX futures strip for light sweet crude oil and natural gas for the indicated date. The light sweet crude oil contracts require delivery at Cushing, Oklahoma and the natural gas contracts require delivery to Henry Hub in Louisiana. GLJ uses historically derived differentials to estimate the price at the various points, for the different product types and for the different crude qualities. These prices are applied to the various products to calculate the revenue.

G-1

SCHEDULE “H”
DEFINED TERMS AND ABBREVIATIONS
     In this material change report and the schedules hereto, the following terms shall have the following meanings;
“ API” means American Petroleum Institute;
“ bbl”, “bbls”, mbbls” and “mmbbls” refers to barrel, barrels, thousands of barrels and millions of barrels, respectively;
“ bblpd” refers to barrels per day;
“ boe”, “mboe” and “mmboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively;
“ boepd” refers to barrels of oil equivalent per day;
“ GLJ” means GLJ Petroleum Consultants Ltd., independent reserves evaluators;
“ Gross”, with respect to production and reserves, refers to the total production and reserves attributable to a property before the deduction of royalties, and, with respect to land and wells, refers to the total number of acres or wells, as the case may be, in which Pengrowth has a working interest or a royalty interest;
“ Mechanical Update” means an update of reserves information making no adjustment to forecast production and costs used from a NI 51-101 compliant report other than changing the effective date such that any production and costs between the NI 51-101 compliant report effective date and the new effective date are excluded. Items that may have changed and, which are not reflected in the Mechanical Update, are items such as reserve additions, changes in operating costs and, to the extent there may be any, performance changes;
“ $MM” refers to millions of dollars;
“ mmbtu” refers to a million British thermal units;
“ mcf”, “mmcf” and “bcf” refers to thousands of cubic feet, millions of cubic feet and billions of cubic feet, respectively;
“ mmcfpd” refers to millions of cubic feet per day;
“ NI 51-101” means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators;
“ Net” refers to Pengrowth’s working interest share of production or reserves, as the case may be, after the deduction of royalties, and, with respect to land and wells, refers to Pengrowth’s working interest share therein;
“ NGLs” refers to natural gas liquids;
“ Pengrowth Interest” refers to Pengrowth’s working interest and royalty interest share of reserves before the deduction of royalties;
“ Probable Reserves” refers to those additional reserves that are less likely to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved Reserves plus Probable Reserves;
“ Proved Reserves” refers to those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

“ Reserves” refers to estimated remaining quantities of oil and natural gas and related substances anticipated to be recovered from known accumulations, from a given date forward, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and specified economic conditions which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimate;
“ royalty interest” refers to an interest in an oil and gas property consisting of a royalty granted in respect of production from the property;
“ Total Proved Plus Probable Reserves” means the aggregate of Proved Reserves and Probable Reserves before the deduction of royalties; and
“ working interest” refers to the percentage of undivided interest held by Pengrowth in an oil and gas property.